Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$123,009	$75,219	$90,446	$68,491	$41,296
Interest expense, net	62,801	86,815	94,443	95,868	97,681
Amortization of capitalized interest	738	940	1,202	1,285	1,873
Amortization of debt issuance costs	2,901	3,668	3,146	3,308	3,903
Interest component of rent expense (1)	3,472	3,091	3,293	3,114	3,111
Earnings available for fixed charges	$192,921	$169,733	$192,530	$172,066	$147,864

Fixed Charges:
Interest expense, net	$62,801	$86,815	$94,443	$95,868	$97,681
Capitalized interest	983	1,258	1,331	1,197	1,202
Amortization of debt issuance cost	2,901	3,668	3,146	3,308	3,903
Interest component of rent expense (1)	3,472	3,091	3,293	3,114	3,111
Total fixed charges	$70,157	$94,832	$102,213	$103,487	$105,897
Ratio of earnings to fixed charges	2.75	1.79	1.88	1.66	1.40

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.